Exhibit 12

L-3 Communications Holdings, Inc.

and L-3 Communications Corporation

Ratio of Earnings to Fixed Charges

	First Half Ended June 29, 2012
	($ in millions)
Earnings:
Income before income taxes	$627
Less: Net income attributable to noncontrolling interests	(5)

Income before income taxes after noncontrolling interests	$622
Add:
Interest expense	101
Amortization of debt expense	3
Interest component of rent expense	28

Earnings	$754

Fixed charges:
Interest expense	101
Amortization of debt expense	3
Interest component of rent expense	28

Fixed charges	$132

Ratio of earnings to fixed charges	5.7	x